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                                       Filed by FEI Company Pursuant to Rule 425
                                       Under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                       Subject Company: FEI Company
                                       Commission File No.: 0-22780

                                                              July 12, 2002



Dear Valued Colleagues:

Today we announced the signing of a definitive merger agreement to combine FEI and Veeco Instruments, Inc., creating a new world leader in 3D metrology and process equipment. Upon completion of the merger, our new name will be Veeco FEI Inc.

This strategic merger is intended to create a capital equipment powerhouse. With more than $800 million in combined revenues for 2001, this combination places us among the top players in the industry.

We believe this is an important milestone in our growth strategy and represents an excellent opportunity for FEI shareholders and employees alike. As part of the agreement, unanimously approved by the Boards of Director of both companies, FEI stockholders will receive 1.355 shares of Veeco FEI common stock for each share of FEI they own and the deal is expected to close during the fourth quarter of 2002.

I will act as Chairman of the Board and Chief Strategy Officer of Veeco FEI, and Ed Braun will serve as CEO and President. Our new corporate headquarters will be in Woodbury, New York, with our existing R&D and divisional centers located around the world.

Veeco FEI should benefit from enhanced competitive advantages:

1) The combined company will be much larger in size, and Veeco FEI will be the leading supplier of 3D metrology solutions. Customers generally prefer to work with larger, more significant suppliers with a broader product offering;
2) Our stronger global presence and critical mass will enhance sales channels and customer support;
3) The company's expanded technology portfolio will broaden our product offering and accelerate building new markets;
4) The combined company will leverage the strength of our management teams and approximately 2900 employees, focusing on corporate growth and profitability.

The critical mass established by our combined companies--each with a history of success in merging companies, leveraging technologies and building new markets--should enable us to accelerate growth and our commitment to building a Tier One company.

We intend to build a strong new company systematically and methodically to ensure that our customers derive the fullest benefit from our combined forces. We remain committed to delivering the right products and solutions for our customers' emerging needs. This will create many new opportunities for our employees as we leverage the strengths and skills of our combined global workforce.

I am sure many of you are wondering what your future holds as our two companies begin the integration process. The integration task force that we have formed is making decisions that will enhance value and minimize disruption for our customers, employees and shareholders. There will be some job redundancies and reductions as we integrate our companies, but we expect reductions to be minimal. I ask all of you to focus on value creation and to work productively and efficiently to ensure that we all benefit as a result of this important merger.

Both Ed and I understand that you will have many questions as a result of this announcement. To help answer your questions, we have scheduled employee meetings for today in all major FEI

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and Veeco locations worldwide. Additionally, there is an employee conference call and webcast (via the FEInet) scheduled for 10:00 AM PDT, 1:00 PM EDT and 19:00 European Central Time. Ed and I will address all employees directly via the webcast.

The audio webcast can be accessed via the home page of the FEInet and by phone line. We encourage you to listen to it in employee groups from conference rooms or offices with speaker phones. The phone access numbers are: US toll-free
800 314-7867; The Netherlands toll-free 0800.777.1116; rest of world (toll call) +1.719.867.0640. The access code is 617030. The webcast will also be archived on the FEInet for those employees who cannot access the original webcast.

With nearly 2,900 employees in our combined companies, it will be difficult for us to take questions live during the webcast. Therefore, following an overview of the merger, Ed and I will answer a number of employee questions sent to us in advance. Questions for the discussion may be submitted to TheFuture@feico.com.
                                                          -------------------

We've made tremendous progress during the past few years, and I hope you will join me in celebrating this exciting milestone on our road to Tier One. Thank you for your ongoing contributions to our continued success.


                                            Sincerely,

                                            [GRAPHIC OF SIGNATURE OMITTED]

                                            /s/ Vahe S. Sarkissian
                                               --------------------------
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ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.

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